

December 4, 2006

Mr. Kenneth S. Cragun
Chief Financial Officer
Modtech Holdings, Inc.
2830 Barrett Avenue
Perris, CA 92571

RE: **Form 8-K/A Item 4.01 filed December 4, 2006**
        File #0-25161

Dear Mr. Cragun:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

2. Provide us with any letter or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee.

*****

Kenneth S. Cragun
Chief Financial Officer
December 4, 2006
Page 2

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant